SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                           AMENDMENT NO. 7
                                 to
                            SCHEDULE 13D
              Under the Securities Exchange Act of 1934

                     PERSONNEL MANAGEMENT, INC.
                          (Name of Issuer)

                     Common Stock, No Par Value
                   (Title of Class of Securities)

                             71534B-10-1
                           (CUSIP Number)

Don R. Taylor                     Mark B. Barnes
Personnel Management, Inc.        Leagre Chandler & Millard
1499 Windhorst Way, Ste. 100      9100 Keystone Crossing, Ste. 800
Greenwood, IN  46143              Indianapolis, IN  46240

            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                            July 23, 1997
       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                            SCHEDULE 13D

CUSIP No. 71534B-10-1

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Don R. Taylor

2     Check the Appropriate Box if a Member
        of a Group                                          (a) [X]
                                                            (b) [ ]

3     SEC Use Only

4     Source of Funds*

      N/A

5     Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)  [  ]

6     Citizenship or Place of Organization

      USA

NUMBER OF                            7     Sole Voting Power
SHARES
BENEFICIALLY                               596,805
OWNED BY
EACH                                 8     Shared Voting Power
REPORTING
PERSON WITH                                0

                                     9     Sole Dispositive Power

                                           596,805

                                     10    Shared Dispositive Power

                                           0


11    Aggregate Amount Beneficially Owned by Each
       Reporting Person

      596,805

12    Check Box if the Aggregate Amount in Row (11)
       Excludes Certain Shares*
                                                 [ ]

13    Percent of Class Represented by Amount in Row (11)
      29.5%

14    Type of Reporting Person*

      IN

                            SCHEDULE 13D

CUSIP No. 71534B-10-1

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Elizabeth McFarland

2     Check the Appropriate Box if a Member
        of a Group                                          (a) [X]
                                                            (b) [ ]

3     SEC Use Only

4     Source of Funds*

      N/A

5     Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)  [  ]

6     Citizenship or Place of Organization

      USA

NUMBER OF                            7     Sole Voting Power
SHARES
BENEFICIALLY                               31,277
OWNED BY
EACH                                 8     Shared Voting Power
REPORTING
PERSON WITH                                0

                                     9     Sole Dispositive Power

                                           31,277

                                     10    Shared Dispositive Power

                                           0


11    Aggregate Amount Beneficially Owned by Each
       Reporting Person

      43,039

12    Check Box if the Aggregate Amount in Row (11)
       Excludes Certain Shares*
                                                 [ ]

13    Percent of Class Represented by Amount in Row (11)
      2.1%

14    Type of Reporting Person*

      IN

                            SCHEDULE 13D

CUSIP No. 71534B-10-1

1     Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Carolyn S. Taylor

2     Check the Appropriate Box if a Member
        of a Group                                          (a) [X]
                                                            (b) [ ]

3     SEC Use Only

4     Source of Funds*

      N/A

5     Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)  [  ]

6     Citizenship or Place of Organization

      USA

NUMBER OF                            7     Sole Voting Power
SHARES
BENEFICIALLY                               240,280
OWNED BY
EACH                                 8     Shared Voting Power
REPORTING
PERSON WITH                                0

                                     9     Sole Dispositive Power

                                           223,946

                                     10    Shared Dispositive Power

                                           16,334


11    Aggregate Amount Beneficially Owned by Each
       Reporting Person

      240,280

12    Check Box if the Aggregate Amount in Row (11)
       Excludes Certain Shares*
                                                 [ ]

13    Percent of Class Represented by Amount in Row (11)
      11.9%

14    Type of Reporting Person*

      IN

                           AMENDMENT NO. 7
                                 to
                            SCHEDULE 13D


      Item 5 of the Statement on Schedule 13D, dated January 26, 1994, filed by the Reporting Persons with respect to the Common Stock, no par value, of Personnel Management, Inc., as amended and restated by Amendment No. 5 thereto dated May 16, 1996, and amended by Amendment No. 6 thereto dated December 21, 1996, is hereby amended as follows:


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

      (a)(b) The beneficial ownership of the Issuer's Common Stock as of July 31, 1997, of each of the Reporting Persons is set forth in the table below. Each of the Reporting Persons has sole voting and dispositive power with respect to the shares indicated in the table below, except as indicated in the footnotes.


Name of Reporting         Number of Shares
     Person              Beneficially Owned      Percentage*
Don R. Taylor            596,805(1)              29.5%

Elizabeth McFarland      43,039(2)               2.1%

Carolyn S. Taylor        240,280(3)              11.9%

Mr. Taylor, Ms.
McFarland, and
Ms. Taylor as a
group                    880,124(2)(3)           43.6%

      * Percentages are calculated in accordance with Rule 13d-
3(d)(1) and reflect 2,020,156 outstanding shares.

(1) Does not include the shares beneficially owned by Elizabeth McFarland and Carolyn S. Taylor, although Mr. Taylor has the power under the Stockholders Agreement to direct their vote with respect to the election of Directors for the remaining term of the Stockholders Agreement.

(2) Includes 7,762 shares that Ms. McFarland has the right to acquire pursuant to stock options granted to her under the Issuer's 1993 Stock Option Plan, as adopted in February 1993 and amended in December 1993 (the "1993 Plan"), and 4,000 shares that Ms. McFarland has the right to acquire pursuant to stock options granted under the Issuer's 1994 Stock Option Plan, adopted in January 1994.

(3) Includes 16,334 shares that Ms. Taylor is obligated to sell at $9.27 per share under the Representative's Warrants granted by her to David A. Noyes & Company. See Item 6 of
      Amendment No. 5 to this Statement on Schedule 13D.

      (c) There have been no transactions in the Common Stock of the Issuer by any of the Reporting Persons during the sixty days preceding the date of this Amendment No. 7, except as follows:



     Name of             Date of       Nature of       Number        Price
Reporting Person       Transaction    Transaction    of Shares     Per Share

Carolyn S. Taylor      7/23/97        Open Market    20,200        $9.0625
                                      Sale

      (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.



ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit A --      Agreements Pursuant to Regulation Section
                        240.13d-1(f) (filed with the original
                        Statement dated January 26, 1994).

      Exhibit B --      Power of Attorney and Agency (filed with
                        the original Statement dated January 26,
                        1994).

      Exhibit C --      Stockholders Agreement dated November 19,
                        1993.  The copy of this exhibit filed as
                        Exhibit 10.27 to the Issuer's Registration
                        Statement on Form SB-2 filed December 13,
                        1993 (as amended) (No. 33-72872C) is
                        incorporated herein by reference.

      Exhibit D --      Form of Tax Indemnification Agreement.
                        The copy of this exhibit filed as Exhibit
                        10.11 to the Issuer's Registration
                        Statement on Form SB-2 filed December 13,
                        1993 (as amended) (No. 33-72872C) is
                        incorporated herein by reference.

      Exhibit E --      Form of Warrant granted by Ms. Taylor to
                        Noyes.  The copy of this exhibit filed as
                        Exhibit 10.9 to the Issuer's Registration
                        Statement on Form SB-2 filed December 13,
                        1993 (as amended) (No. 33-72872C) is
                        incorporated herein by reference.

      Exhibit F --      Form of Underwriting Agreement among the
                        Issuer, the Representatives, and Ms.
                        Taylor.  The copy of this exhibit filed as
                        Exhibit 1.1 to the Issuer's Registration
                        Statement on Form SB-2 filed December 13,
                        1993 (as amended) (No. 33-72872C) is
                        incorporated herein by reference.

      Exhibit G --      Incentive Stock Option Agreement between
                        the Issuer and Ms. McFarland dated
                        February 28, 1993.  The copy of this
                        exhibit filed as Exhibit 10.6 to the
                        Issuer's Registration Statement on Form
                        SB-2 filed December 13, 1993 (as amended)
                        (No. 33-72872C) is incorporated herein by reference.

      Exhibit H --      Stock Option Agreement between the Issuer
                        and Ms. McFarland dated December 3, 1993.
                        The copy of this exhibit filed as Exhibit
                        10.8 to the Issuer's Registration
                        Statement on Form SB-2 filed December 13,
                        1993 (as amended) (No. 33-72872C) is
                        incorporated herein by reference.

      Exhibit I --      Personnel Management, Inc.  Amended and
                        Restated 1993 Stock Option Plan. The copy of this exhibit filed as Exhibit 10.4 to the Issuer's Registration Statement on
                        Form SB-2 filed December 13, 1993 (as
                        amended) (No. 33-72872C) is incorporated herein by reference.

      Exhibit J   --    Form of letter dated June 28, 1995 from
                        the Issuer, Don R. Taylor, Elizabeth
                        McFarland, and James E. Burnette to the
                        "Other Investors" described by
                        Stockholders Agreement (filed with
                        Amendment No. 2 to this Statement dated
                        July 6, 1995).

      Exhibit K --      Incentive Stock Option Agreement between
                        the Issuer and Elizabeth McFarland, dated
                        June 10, 1996. The copy of this exhibit filed as Exhibit 10.5 to the Company's
                        Form 10-Q for the quarter ended July 31, 1996, is incorporated by reference.


                              SIGNATURE
      After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned severally hereby certifies that the information set forth in this statement is true, complete and correct as of August 20, 1997.


                              /s/ Don R. Taylor
                              Don R. Taylor


                              /s/ Elizabeth McFarland
                              Elizabeth McFarland


                              /s/ Carolyn S. Taylor
                              Carolyn S. Taylor